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FUNDRISE | **Real Estate Interval Fund**

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $1,806,000, and an affiliate of the Adviser, which invested roughly $200,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*

New acquisition: Rental home community near Austin, TX

This Value Add investment fits within our broader affordably-priced Sunbelt apartment / rental housing thesis.






We've invested roughly $2 million to acquire the first phase of Homestead Estates, a 40-unit single family rental home community in Elgin, Texas, part of the greater Austin metropolitan area.

At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis. From millennials to retirees, a broad group of Americans have been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors.

As we stated in our Q1 strategy and 2020 year-end letters to investors, we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

Strategy



Value Add

Acquire real estate that needs improvements and / or lease-up

- **Risk-return profile:** Moderate to high
- **Expected timing / delay of returns:** Several months to a year
- **Expected source of returns:** Growth with some income

More about our strategies

Note that this section is intended to provide a general overview of the Value Add strategy for educational purposes only, and is not meant to be representative of the specific details of any individual investment. All investments involve risk and there are no guarantees of any returns.

Business plan

By acquiring the brand-new (vacant) homes in batches and leasing them up ourselves to assemble a stabilized community, we intend to get a better price, and therefore a better potential return, than if we had purchased a "finished product".

Our initial investment at Homestead Estates is an all-cash purchase of the first nine homes completed in the community, which is still under construction. Our intent is to acquire and lease up additional batches of roughly ten homes per month as they deliver, eventually taking ownership of the entire community of 40 homes. **This phased buying structure should result in much more efficient deployment of investors' capital**, as opposed to holding cash for several months while waiting for an entire community to be built, and then acquiring it all at once.

Our intent with this and other investments in single-family rental home communities is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time being positioned to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt. While the properties of course look different than multifamily apartments, the underlying investment thesis is ultimately very similar.

We have engaged a leading property manager of single-family rental communities across the US.

We expect the aggregate purchase price of all 40 homes in the completed community will be $8,840,000, with $7,956,000 (90%) contributed by the Interval Fund, and the remaining $884,000 (10%) contributed by the Growth eREIT VII.

While we acquired the homes in an all-cash transaction, we intend to obtain portfolio-level financing, with the aim of increasing expected returns and freeing up cash to deploy elsewhere.

Why we invested

While the extent of the negative impacts of the COVID-19 pandemic on the broader economy remains uncertain, we believe this investment is well-positioned not only to withstand a prolonged economic downturn, but to potentially benefit from more permanent shifts in behavior that may result.

- **Growing local economy:** Elgin, Texas, is part of the greater Austin metropolitan area, a direct 30 minute drive to Austin's downtown. Largely thanks to a booming tech industry, Austin's population growth has soared over the past decade, with a 22% increase from 2010 to 2019 according to the US Census, and, according to a recent study, Austin's job market has performed better than any of the country's other 50 largest metro areas during the course of the COVID-19 pandemic.

- **Social distancing-friendly:** We believe the privacy provided by the community's fully detached and individual homes will be particularly attractive to renters seeking an additional level of social distancing, or who simply need more living space as norms around work and school shift.

- **Institutional-quality asset:** This deal is structured so as to allow us to acquire tranches of homes in regular batches throughout the year, directly from a nationally recognized homebuilder. Once our investment in the 49-home community is complete, we will have added an institutional-quality asset of ready-to-rent homes to our portfolio, consisting entirely of brand-new construction.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

FUNDRISE | **Real Estate Interval Fund**

New acquisition: Rental home community in Fort Worth, TX

This Value Add investment fits within our broader affordably-priced Sunbelt apartment / rental housing thesis.






We've invested roughly $2.1 million to acquire the first phase of Oak Ridge, a 49-unit single family rental home community in Fort Worth, Texas.

At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis. From millennials to retirees, a broad group of Americans have been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors.

As we stated in our Q1 strategy and 2020 year-end letters to investors, we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

Strategy



Value Add

Acquire real estate that needs improvements and / or lease-up

- **Risk-return profile:** Moderate to high
- **Expected timing / delay of returns:** Several months to a year
- **Expected source of returns:** Growth with some income

More about our strategies

Note that this section is intended to provide a general overview of the Value Add strategy for educational purposes only, and is not meant to be representative of the specific details of any individual investment. All investments involve risk and there are no guarantees of any returns.

Business plan

By acquiring the brand-new (vacant) homes in batches and leasing them up ourselves to assemble a stabilized community, we intend to get a better price, and therefore a better potential return, than if we had purchased a "finished product".

Our initial investment at Oak Ridge is an all-cash purchase of the first eight homes completed in the community, which is still under construction. Our intent is to acquire and lease up additional batches of roughly ten homes per month as they deliver, eventually taking ownership of the entire community of 49 homes. **This phased buying structure should result in much more efficient deployment of investors' capital**, as opposed to holding cash for several months while waiting for an entire community to be built, and then acquiring it all at once.

Our intent with this and other investments in single-family rental home communities is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time being positioned to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt. While the properties of course look different than multifamily apartments, the underlying investment thesis is ultimately very similar.

We have engaged a leading property manager of single-family rental communities across the US.

We expect the aggregate purchase price of all 49 homes in the completed community will be $12,436,000, with $11,192,400 (90%) contributed by the Interval Fund, and the remaining $1,243,600 (10%) contributed by the Growth eREIT VII.

While we acquired the homes in an all-cash transaction, we intend to obtain portfolio-level financing, with the aim of increasing expected returns and freeing up cash to deploy elsewhere.

Why we invested

While the extent of the negative impacts of the COVID-19 pandemic on the broader economy remains uncertain, we believe this investment is well-positioned not only to withstand a prolonged economic downturn, but to potentially benefit from more permanent shifts in behavior that may result.

- **Growing local economy:** The Dallas-Fort Worth metro area as a whole continues to rank among the nation's fastest-growing, having added 19% to its population since 2010, far outpacing the nationwide increase of about 6% over the same period. Additionally, in 2020, the Dallas area proved to be the second largest market in the country for Fortune 500 companies, based on revenue, behind only New York.

- **Social distancing-friendly:** We believe the privacy provided by the community's fully detached and individual homes will be particularly attractive to renters seeking an additional level of social distancing, or who simply need more living space as norms around work and school shift.

- **Institutional-quality asset:** This deal is structured so as to allow us to acquire tranches of homes in regular batches throughout the year, directly from a nationally recognized builder. Once our investment in the 49-home community is complete, we will have added an institutional-quality asset of ready-to-rent homes to our portfolio, consisting entirely of brand-new construction.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $1,177,000, and an affiliate of the Adviser, which invested roughly $130,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*

New acquisition: Rental home community near Tampa, FL

This Value Add investment fits within our broader affordably-priced Sunbelt apartment / rental housing thesis.








WHITE WATER LILY WAY
WHITE WATER LILY WAY
AVE

We've invested roughly $1.3 million to acquire the first phase of Hidden Creek, a 105-unit single family rental home community in Zephyrhills, Florida, part of the greater Tampa metropolitan area.

At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis. From millennials to retirees, a broad group of Americans have been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors.

As we stated in our Q1 strategy and 2020 year-end letters to investors, we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

Strategy



Value Add

Acquire real estate that needs improvements and / or lease-up

- **Risk-return profile:** Moderate to high
- **Expected timing / delay of returns:** Several months to a year
- **Expected source of returns:** Growth with some income

More about our strategies

Note that this section is intended to provide a general overview of the Value Add strategy for educational purposes only, and is not meant to be representative of the specific details of any individual investment. All investments involve risk and there are no guarantees of any returns.

Business plan

By acquiring the brand-new (vacant) homes in batches and leasing them up ourselves to assemble a stabilized community, we intend to get a better price, and therefore a better potential return, than if we had purchased a "finished product".

Our initial investment at Hidden Creek is an all-cash purchase of the first five homes completed in the community, which is still under construction. Our intent is to acquire and lease up additional batches of roughly ten homes per month as they deliver, eventually taking ownership of the entire community of 105 homes. **This phased buying structure should result in much more efficient deployment of investors' capital**, as opposed to holding cash for several months while waiting for an entire community to be built, and then acquiring it all at once.

Our intent with this and other investments in single-family rental home communities is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time being positioned to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt. While the properties of course look different than multifamily apartments, the underlying investment thesis is ultimately very similar.

We have engaged a leading property manager of single-family rental communities across the US.

We expect the aggregate purchase price of all 105 homes in the completed community will be $25,240,000, with $22,716,000 (90%) contributed by the Interval Fund, and the remaining $2,524,000 (10%) contributed by the Growth eREIT VII.

While we acquired the homes in an all-cash transaction, we intend to obtain portfolio-level financing, with the aim of increasing expected returns and freeing up cash to deploy elsewhere.

Why we invested

While the extent of the negative impacts of the COVID-19 pandemic on the broader economy remains uncertain, we believe this investment is well-positioned not only to withstand a prolonged economic downturn, but to potentially benefit from more permanent shifts in behavior that may result.

- **Growing local economy:** Zephyrhills is part of the Tampa-St. Petersburg-Clearwater metropolitan area and contributes to a diversified economy based on finance, retail, healthcare, insurance, international shipping, and tourism. Since 2010, the Tampa area has grown 14.5%, to approximately 3.3 million residents, securing its place as the state's second largest MSA, behind Miami.

- **Social distancing-friendly:** We believe the privacy provided by the community's fully detached and individual homes will be particularly attractive to renters seeking an additional level of social distancing, or who simply need more living space as norms around work and school shift.

- **Institutional-quality asset:** This deal is structured so as to allow us to acquire tranches of homes in regular batches throughout the year, directly from the builder, a subsidiary of Ashton Woods homes. Ashton Woods is a major national homebuilder with over 30 years of experience, with headquarters across the country, from Orlando and Atlanta to Phoenix and San Antonio. Once our investment in the 105-home community is complete, we will have added an institutional-quality asset of ready-to-rent homes to our portfolio, consisting entirely of brand-new construction.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $1,791,000, and an affiliate of the Adviser, which invested roughly $199,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*

New acquisition: Rental home community near Tampa, FL

This Value Add investment fits within our broader affordably-priced Sunbelt apartment / rental housing thesis.


Riverstone







We've invested roughly $2 million to acquire the first phase of Riverstone, a 50-unit single family rental home community in Lakeland, Florida, part of the greater Tampa metropolitan area.

At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis. From millennials to retirees, a broad group of Americans have been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors.

As we stated in our Q1 strategy and 2020 year-end letters to investors, we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

Strategy



Return
Risk

Value Add

Acquire real estate that needs improvements and / or lease-up

- **Risk-return profile:** Moderate to high
- **Expected timing / delay of returns:** Several months to a year
- **Expected source of returns:** Growth with some income

More about our strategies

Note that this section is intended to provide a general overview of the Value Add strategy for educational purposes only, and is not meant to be representative of the specific details of any individual investment. All investments involve risk and there are no guarantees of any returns.

Business plan

By acquiring the brand-new (vacant) homes in batches and leasing them up ourselves to assemble a stabilized community, we intend to get a better price, and therefore a better potential return, than if we had purchased a "finished product".

Our initial investment at Riverstone is an all-cash purchase of the first nine homes completed in the community, which is still under construction. Our intent is to acquire and lease up additional batches of roughly ten homes per month as they deliver, eventually taking ownership of the entire community of 50 homes. **This phased buying structure should result in much more efficient deployment of investors' capital**, as opposed to holding cash for several months while waiting for an entire community to be built, and then acquiring it all at once.

Our intent with this and other investments in single-family rental home communities is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time being positioned to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt. While the properties of course look different than multifamily apartments, the underlying investment thesis is ultimately very similar.

We have engaged a leading property manager of single-family rental communities across the US.

We expect the aggregate purchase price of all 50 homes in the completed community will be $10,944,000, with $9,850,000 (90%) contributed by the Interval Fund, and the remaining $1,094,000 (10%) contributed by the Growth eREIT VII.

While we acquired the homes in an all-cash transaction, we intend to obtain portfolio-level financing, with the aim of increasing expected returns and freeing up cash to deploy elsewhere.

Why we invested

While the extent of the negative impacts of the COVID-19 pandemic on the broader economy remains uncertain, we believe this investment is well-positioned not only to withstand a prolonged economic downturn, but to potentially benefit from more permanent shifts in behavior that may result.

- **Growing local economy:** Lakeland is part of the Tampa-St. Petersburg-Clearwater metropolitan area and contributes to a diversified economy based on finance, retail, healthcare, insurance, international shipping, and tourism. Since 2010, the Tampa area has grown 14.5%, to approximately 3.3 million residents, securing its place as the state's second largest MSA, behind Miami.

- **Social distancing-friendly:** We believe the privacy provided by the community's fully detached and individual homes will be particularly attractive to renters seeking an additional level of social distancing, or who simply need more living space as norms around work and school shift.

- **Institutional-quality asset:** This deal is structured so as to allow us to acquire tranches of homes in regular batches throughout the year, directly from the builder, a subsidiary of Ashton Woods homes. Ashton Woods is a major national homebuilder with over 30 years of experience, with headquarters across the country, from Orlando and Atlanta to Phoenix and San Antonio. Once our investment in the 50-home community is complete, we will have added an institutional-quality asset of ready-to-rent homes to our portfolio, consisting entirely of brand-new construction.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $14,547,000, and an affiliate of the Adviser, which invested roughly $1,616,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*

New acquisition: Single-family rental development in Houston, TX

This investment fits into our broader strategy to invest in affordably-priced rental housing across the Sunbelt.


STRAWBERRY PINES COURT P.V.T.
50' P.A.E./P.U.E.

We've acquired approximately five acres of construction-ready land in Houston, Texas for an initial purchase price of $16.2 million, with plans to develop it into a 78-unit rental townhome community. The site is located just five miles north of downtown in the Houston Heights neighborhood.

At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors.

As we stated in our mid-year and year-end letters to investors, we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $14.5 million, and the Growth eREIT VII, which invested roughly $1.6 million.

Strategy

This investment follows a Value-Add strategy.

Business plan

We acquired the property from a national homebuilder, who has already secured the permits and entitlements necessary to build 78 townhomes on the site, and completed the initial phase of land development, including paving the roads, setting utilities, and laying foundations. We have engaged the same builder to complete construction on the homes, which they have agreed to deliver at a fixed price (i.e. they are responsible for cost overruns). They expect to deliver the homes in batches of roughly eight homes per month, starting with the first batch later this summer.

Similar to our other single-family rental home communities, our intent is to lease up each batch of homes as they deliver, while construction on the overall community continues. In addition to the homes, the finished community will include key common amenities, such as a clubhouse and pool. When construction is complete, we will be the sole owners of an entire rental townhome community, situated in a desirable location in northern Houston, putting us in an excellent position for both ongoing rental income generation and long-term appreciation.

We expect the project's total cost to be roughly $28.6 million, with $25.74 million (90%) contributed by the Interval Fund, and the remaining $2.86 million (10%) contributed by the Growth eREIT VII. We have agreed to fund the construction costs to the builder in installments, following the completion of determined development milestones of each batch of homes, such as finishing framing or drywall installation.

Our intent with this and other similar investments — including both single-family rental home communities and some apartment communities — is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time positioning ourselves to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt.

While we've acquired the land in an all-cash transaction, we intend to obtain portfolio-level financing when the homes deliver, with the aim of increasing expected returns and freeing up cash to deploy elsewhere.

Why we invested

While the extent of the negative impacts of the COVID-19 pandemic on the broader economy remains uncertain, we believe this investment is well-positioned not only to withstand a prolonged economic downturn, but to potentially benefit from more permanent shifts in behavior that may result.

- **Construction-ready site:** Prior to our investment, all of the processes necessary in order for us to build homes at the property had already been completed, including permitting, design, entitlements, and even initial land development. Because the property is already fully prepped for construction, we're able to begin development immediately, which reduces our overall risk in the investment.

- **Great location:** The Houston Heights neighborhood — northwest of downtown Houston — has become a desirable suburb in the growing Houston MSA. As of March 2021, property values have risen rapidly to an average of $570,000, with median household incomes of $115,000. The neighborhood further benefits from accessibility to key interstates, providing quick access into and out of central Houston and other sections of the Houston MSA.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

Investment data

Property name and address	2100 Airline Dr Houston, TX 77009 29.80681901218664, -95.38165226858825
Property type	Single-family rental development
Strategy	Value Add
Transaction date	March 12, 2021
Co-investment	Interval Fund: $14,547,000 Growth eREIT VII: $1,616,000 **Total: $16,163,000**

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.